                                                                     EXHIBIT 1.1

                         [RODMAN & RENSHAW LETTERHEAD]


                                                                October 25, 2004



R. Douglas Armstrong, Ph.D.
Chief Executive Officer
Aastrom Biosciences, Inc.
24 Frank Lloyd Wright Drive
Ann Arbor, MI 48106


Dear Dr. Armstrong:


     The purpose of this letter agreement (the "Agreement") is to set forth the terms and conditions pursuant to which Rodman & Renshaw, LLC ("R&R") shall introduce Aastrom Biosciences, Inc. (the "Company") to one or more investors in connection with the proposed offering (the "Offering") of securities (the "Securities") of the Company. The terms of such Offering and the Securities shall be mutually agreed upon by the Company and the investor(s). The identities of the investors to which R&R introduces the Company shall be proprietary information of R&R and shall not be divulged to third parties by the Company, nor used by the Company outside the scope of R&R's engagement as described herein.


     The parties hereto hereby agree that the Company shall pay to R&R the fees and compensation set forth below if there is any financing of equity (including without limitation the Offering) within 5 days of the date of this Agreement specifically with any investors to whom the Company was provided a term sheet through R&R and who participated in this offering, pursuant to this Agreement.


     In consideration of the services rendered by R&R under this Agreement, the Company agrees to pay R&R the following fees and other compensation:


     (a) A cash fee payable immediately upon the closing of any portion of any Financing (including without limitation the Offering) and equal to 6% of the aggregate proceeds raised.


     (b) 6% Warrant Coverage (under the same terms as received by investors).


     (c) $15,000 expense allowance.


     This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles. Any dispute arising out of this Agreement shall be adjudicated in the courts of the State of New York or in the federal courts sitting in the Southern District of New York, and each of the parties hereto agrees that service of process upon it by registered or certified mail at its address set forth herein shall be deemed adequate and lawful. The Company shall indemnify R&R against any liabilities arising under the Securities Act of 1933, as amended, attributable to any information supplied or omitted to be supplied to any investor by the Company pursuant to this Agreement. The Company acknowledges and agrees that R&R is not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or the creditors of the Company or any other person by virtue of this Agreement or the retention of R&R hereunder, all of which are hereby expressly waived.


     This Agreement constitutes the entire understanding and agreement between the parties hereto with respect to its subject matter and there are no agreements or understandings with respect to the subject matter hereof which are not contained in this Agreement. This Agreement may be modified only in writing signed by the party to be charged hereunder.


     If the foregoing correctly sets forth our agreement, please confirm this by signing and returning to us the duplicate copy of this letter.


                                          Very truly yours,


                                          RODMAN & RENSHAW, LLC


                                          By: __________________________
                                              Name:
                                              Title:


Agreed to and accepted
as of the date first written above:



AASTROM BIOSCIENCES, INC.


By:  ____________________________
     Name:
     Title: